                           Schedule 14A Information

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                             (Amendment No. 1)

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]

     Check the appropriate box:

[x] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by
    Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Materials Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                          Synthetic Industries, L.P.
    ------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)

                              Dwight E. Wininger
    ------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


     Payment of Filing Fee (Check the appropriate box):

[x] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:

______________________________________________________________________________

     (2) Aggregate number of securities to which transaction applies:

______________________________________________________________________________

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

______________________________________________________________________________

     (4) Proposed maximum aggregate value of transaction:

______________________________________________________________________________

     (5) Total fee paid:




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

______________________________________________________________________________

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
     0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

______________________________________________________________________________

     (2) Form, Schedule or Registration Statement No.:

______________________________________________________________________________

     (3) Filing Party:

______________________________________________________________________________

     (4) Date Filed:

______________________________________________________________________________

                                       Dr. Dwight E. Wininger
                                       c/o The Mills Law Firm
                                       300 Drake's Landing
                                       Suite #155
                                       Greenbrae, CA 94904
                                       July __, 1997

Dear Limited Partner,

     Like you, I am a Limited Partner in Synthetic Industries, L.P. ("the Partnership"). My goal is to make sure that our investment in the Partnership is promptly liquidated at the highest possible price.


     For this reason, I have filed two class action lawsuits on our behalf, in Delaware and in California, against the General Partner and the individuals (Leonard Chill and four others) and entities which control it. A copy of the pending complaint in the Delaware lawsuit, which sets forth the allegations against the defendants and the relief sought, is enclosed for your review. The court has not yet ruled on the validity of any of the allegations of the lawsuit.


     In a Registration Statement filed with the Securities and Exchange Commission on June 9, 1997, the Partnership's General Partner proposed a Plan of Withdrawal and Dissolution for the Partnership. I oppose this proposed plan. If the proposed plan is not halted by a court or abandoned, I will write you again to explain why I oppose the proposed plan and to ask you to vote against it.


     Also enclosed is a Proxy Statement which contains detailed disclosures about who I am, the Delaware and California class action lawsuits I have filed on your behalf, who my attorneys are, who the management of the Partnership is, and other matters. Please review it carefully.


     I will keep you informed about the progress of the lawsuits. In the meantime, if you would like to discuss the lawsuits or your investment in the Partnership, please contact my attorney, Robert W. Mills of the Mills Law Firm, at (415) 464-4770.

                                       Very truly yours,
                                       /s/ Dwight E. Wininger
                                       ---------------------------------------
                                       Dr. Dwight E. Wininger




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

                                PROXY STATEMENT

                           BY: DR. DWIGHT E. WININGER
                             C/O THE MILLS LAW FIRM
                              300 DRAKE'S LANDING
                                  SUITE #155
                              GREENBRAE, CA 94904


                         RE: SYNTHETIC INDUSTRIES, L.P.
                               309 LAFAYETTE ROAD
                          CHICKAMAUGA, GEORGIA 30707


                                 JULY __, 1997

                BACKGROUND AND PURPOSE OF THIS PROXY STATEMENT

     On June 9, 1997, Synthetic Industries, Inc. ("the Company") filed a Registration Statement ("the Registration Statement") with the Securities and Exchange Commission ("SEC"). Approximately two-thirds of the stock of the Company is owned by Synthetic Industries, L.P. ("the Partnership"). This stock is the Partnership's only asset.


     The Registration Statement contains a Joint Proxy Statement and Prospectus, which proposes a "Plan of Withdrawal and Dissolution for the Partnership" ("the Proposed Plan"). Under the Proposed Plan, the Partnership's shares in the Company will be sold in a public offering or distributed to the Partnership's limited partners ("the Limited Partners"). The Proposed Plan requires approval by a vote of the Limited Partners.


     Dwight E. Wininger, M.D. is a limited partner in the Partnership. Dr. Wininger opposes the Proposed Plan. If the Proposed Plan is not halted by a court or abandoned, Dr. Wininger intends to send the Limited Partners one or more additional communications which explain why he opposes the Proposed Plan. The purpose of this Proxy Statement is to disclose certain items of information, in accordance with the federal securities laws, about Dr. Wininger, the preparation and financing of this Proxy Statement, the Partnership, its management, the procedures for voting on the Proposed Plan, and related matters.

                     WHO IS SENDING THIS PROXY STATEMENT

     This Proxy Statement and the accompanying cover letter were not prepared or sent by the Partnership. This Proxy Statement and the accompanying cover letter are from Dwight



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


E. Wininger, M.D. Dr. Wininger's attorneys, The Mills Law Firm, have paid for all expenses associated with the preparation and dissemination of this Proxy Statement and the accompanying cover letter. In coordination with Dr. Wininger and on his behalf, The Mills Law Firm prepared the text of this Proxy Statement and of the accompanying cover letter.


     The sole financial interests of Dr. Wininger relating to the Partnership or the Proposed Plan are to maximize the return on his investment of one-half Partnership unit ("Unit") in the Partnership and/or to achieve a favorable recovery in two lawsuits he has filed against the General Partner and the individuals and entities which control it. The Mills Law Firm's only financial interest relating to the Partnership or the Proposed Plan is in receiving attorney's fees and reimbursement of costs in connection with its representation of Dr. Wininger or other Limited Partners. The Mills Law Firm has a financial incentive to increase the return the Limited Partners receive for their investment in the Partnership as much as possible, because doing so would be likely to increase the amount of attorney's fees The Mills Law Firm would be entitled to.


                             WHO DR. WININGER IS


     Dr. Wininger owns one-half of one Unit in the Partnership, which he received in exchange for a capital contribution of $50,000. Dr. Wininger is an anesthesiologist who resides in California. Dr. Wininger seeks to ensure that he and the other Limited Partners receive the highest possible return on their investment in the Partnership.


     In September 1996, Dr. Wininger retained The Mills Law Firm to block a proposed initial public offering ("IPO") of all of the Partnership's stock in the Company announced by the Partnership's general partner ("the General Partner") in August 1996. With the aid of The Mills Law Firm, Dr. Wininger and other Limited Partners demanded a meeting of the Partnership, in accordance with procedures in the governing partnership agreement ("the Partnership Agreement"), to vote on the proposed IPO. Instead of convening the meeting, the General Partner withdrew the IPO proposal.


     Dr. Wininger has filed two class action lawsuits on behalf of the other Limited Partners. The first lawsuit, filed in the Delaware Court of Chancery ("the Delaware Lawsuit"), alleges that the General Partner and the individuals and entities which control it have breached their fiduciary duties to the Limited Partners and violated the Partnership Agreement. The second lawsuit, filed in the U.S. District Court for the Northern District of California ("the California Lawsuit"), alleges that the General Partner and the individuals and entities which control it violated SEC regulations in connection with a March 21, 1997 letter to the Limited Partners which announced the Proposed Plan.


     The Mills Law Firm represents Dr. Wininger in both lawsuits. Since Dr. Wininger is the named plaintiff for the putative classes in the two lawsuits, Dr. Wininger and The Mills Law Firm each have a fiduciary obligation to represent the interests of the Limited Partners in the lawsuits. The details of the two lawsuits are set forth below in the section entitled "The Class Action Lawsuits Filed by Dr. Wininger." In addition, a copy of the pending complaint in the Delaware Lawsuit is enclosed.


     If the Proposed Plan is not halted by a court or abandoned, Dr. Wininger intends to send one or more communications to the Limited Partners urging them to vote against the Proposed Plan. Depending upon developments, Dr. Wininger may also propose an alternative plan involving the dissolution of the Partnership, the sale of the Partnership assets, and/or the removal of the General Partner, and may attempt to obtain approval of such a plan by vote of the Limited Partners pursuant to the terms of the Partnership Agreement. There can be no assurance that any such alternative plan will be proposed, approved, or implemented.


            THE FINANCIAL INTEREST OF DR. WININGER IN THIS MATTER


     The sole financial interests of Dr. Wininger relating to the Partnership or the Proposed Plan are to maximize the return on his investment of one-half Unit in the Partnership and/or to achieve a favorable recovery in the Delaware and/or California lawsuits. Dr. Wininger has no other financial interest relating to the Partnership or to the Proposed Plan.


             PREPARATION AND FINANCING OF THIS PROXY STATEMENT


     In coordination with Dr. Wininger and on his behalf, Dr. Wininger's attorneys, The Mills Law Firm, prepared the text of this Proxy Statement and of the accompanying cover letter. The cost of preparing and disseminating this Proxy Statement was borne by The Mills Law Firm. Any future efforts by Dr. Wininger to defeat the Proposed Plan or to propose an alternative plan for the liquidation of the

Partnership may be assisted and paid for by The
Mills Law Firm.

                          WHO THE MILLS LAW FIRM IS

     The Mills Law Firm represents Dr. Wininger with respect to his investment in the Partnership generally, and in the two lawsuits Dr. Wininger has filed in Delaware and California. Dr. Wininger has authorized The Mills Law Firm to take all actions necessary or appropriate, both through litigation and other methods, to maximize the return he and other Limited Partners will receive on their investments in the Partnership.


     The Mills Law Firm maintains a nationwide law practice representing investors in limited partnerships, other types of investors, consumers, and victims of fraud. The firm's practice consists mainly of class actions dealing with breaches of fiduciary duty involving limited partnerships and trusts, business fraud and deceptive practices, product liability, and environmental law.


     In addition to representing Dr. Wininger, The Mills Law Firm represents 412 of the other Limited Partners ("the Represented Partners"). The Represented Partners initially retained The Mills Law Firm to block the proposed IPO announced by the General Partner in August 1996. The Represented Partners also have authorized The Mills Law Firm to represent them to pursue any claims of mismanagement or breach of fiduciary duty against the General Partner or the individuals and entities which control it.

         THE FINANCIAL INTERESTS OF THE MILLS LAW FIRM IN THIS MATTER

     In connection with its representation of Dr. Wininger or the other Represented Partners (including its representation of Dr. Wininger in the Delaware Lawsuit, the California Lawsuit, and/or with respect to the preparation and dissemination of proxy solicitations), The Mills Law Firm may receive attorney's fees and reimbursement for the costs it incurs relating to such representation. The costs for which The Mills Law Firm may be reimbursed may include the costs incurred in connection with the preparation and dissemination of this Proxy Statement and the accompanying cover letter. The Mills Law Firm may receive attorney's fees and costs through an award of fees and costs by a court, through approval by vote of the Limited Partners, or based on contingency fee agreements it has with Dr. Wininger and the other Represented Partners.

     The Mills Law Firm has a financial incentive to increase the return the Limited Partners receive for their investment as much as possible, because doing so would be likely to increase the amount of attorney's fees The Mills Law Firm would be entitled to. The contingency fee agreements between The Mills Law Firm and the Represented Partners provide that the attorney's fees of The Mills Law Firm go up in proportion to the amount the Represented Partners receive in the liquidation of the Partnership. Similarly, in class actions, courts often, but not always, award attorney's fees in proportion to the benefit generated by the attorneys on behalf of the class.

     Neither The Mills Law Firm, nor any of its attorneys or other employees, own any Units in the Partnership. Neither The Mills Law Firm, nor any of its attorneys or other employees, have any financial interest relating to the Partnership other than the interest in attorney's fees disclosed above.



THE PARTNERSHIP AND HOW IT IS GOVERNED


     The Partnership is a limited partnership organized under the laws of Delaware. The manner in which the Partnership is to be governed is set forth in a partnership agreement effective as of November 11, 1986 ("the Partnership Agreement"). The Partnership Agreement provides that "[t]he Partnership shall be managed by the General Partner, and the conduct of the Partnership's business shall be controlled and conducted solely by the General Partner subject to and in accordance with this Agreement."


     The only way the Limited Partners can exert control over the Partnership is through the exercise of their voting rights. The matters which the Partnership Agreement provides the Limited Partners may vote on are: (1) approving a transaction proposed by the General Partner involving the sale, exchange, mortgage, pledge, transfer, financing, or refinancing of substantially all the Partnership assets (which requires approval of Limited Partners holding two-thirds of the Units); (2) removing the General Partner (which requires approval of Limited Partners holding a majority of the Units); (3) amending the Partnership Agreement (which requires approval of Limited Partners holding a majority of the Units); (4) dissolution of the Partnership (which requires approval of Limited Partners holding a majority of the Units and concurrence by the General Partner); (5) appointing, upon removal of the last remaining general partner, a new general partner (which requires approval of 100 percent of the Limited Partners);

and (6) continuing the business of the Partnership upon an event which would otherwise trigger dissolution of the Partnership (which requires approval of 100 percent of the Limited Partners).

               WHO THE MANAGEMENT OF THE PARTNERSHIP IS

     As used in this Proxy Statement, the term "Management" refers to the five individuals who control the General Partner of the Partnership -- Leonard Chill, Jon Beckman, W. Wayne Freed, Ralph Kenner, and W. Gardner Wright. These five individuals control the General Partner, and thereby control the Partnership, through the following multi-level structure:


     The sole General Partner of the Partnership is SI Management L.P. The sole general partner of SI Management L.P. is Synthetic Management G.P. (Dr. Wininger believes that Synthetic Management G.P. has at times referred to itself as "SI Management G.P."). The general partners of Synthetic Management G.P. are five Delaware corporations: Chill Investments, Inc., Beckman Investments, Inc., Freed Investments, Inc., Kenner Investments, Inc., and Wright Investments, Inc. Leonard Chill is the sole director and stockholder of Chill Investments, Inc. Jon Beckman is the sole director and stockholder of Beckman Investments, Inc. W. Wayne Freed is the sole director and stockholder of Freed Investments, Inc. Ralph Kenner is the sole director and stockholder of Kenner Investments, Inc. W. Gardner Wright is the sole director and stockholder of Wright Investments, Inc.

          MANAGEMENT'S POSITIONS AND SALARIES WITH THE COMPANY


     The Partnership owns approximately two-thirds of the stock of Synthetic Industries, Inc. ("the Company"), which is the Partnership's only asset.
Four of the five members of Management -- Chill, Wright, Freed, and Kenner -- have executive positions in the Company which pay them substantial salaries and other compensation.


     Leonard Chill is President, Chief Executive Officer, and a Director of the Company. In the fiscal year which ended on September 30, 1996, Chill received a salary of $254,871 and $127,413 in bonuses and other compensation. Chill's annual salary is now $270,163.


     W. Gardner Wright is the Company's Vice President -- General Manager --Carpet Backing Group. In the 1995-96 fiscal year, Wright received a salary of $235,664 and

$85,460 in bonuses and other compensation.  Wright's annual salary is now
$249,803.


     W. Wayne Freed is the Company's Vice President -- Market Development. In the 1995-96 fiscal year, Freed received a salary of $152,400 and $41,293 in bonuses and other compensation. Freed's annual salary is now $161,544.


     Ralph Kenner is the Company's Vice President -- Manufacturing. In the 1995-96 fiscal year, Kenner received a salary of $145,973 and $59,233 in bonuses and other compensation. Kenner's annual salary is now $154,731.


     The fifth member of Management, Jon Beckman, is a consultant to the Company and a former executive officer of the Company. Under Beckman's consulting agreement with the Company, Beckman receives $125,000 per year and is required to provide twenty hours of consulting services per month.


                       MANAGEMENT'S STOCK OPTIONS


     Management holds options to purchase Company stock. Management caused the Partnership to approve these stock options. Chill holds options to purchase 145,282 shares. Wright, Freed, Kenner, and Beckman each hold options to purchase 53,871 shares. There are a total of 8,656,250 shares of Company stock.


     The options have an exercise price of $10.72 per share. As of June 23, 1997, the Company's stock was trading at $19.25 per share.


               MANAGEMENT'S EMPLOYMENT AGREEMENTS


     In September 1996, Management caused the Company to grant four of the five members of Management (Chill, Wright, Kenner, and Freed) long-term employment agreements. Under these employment agreements, if their employment is terminated in connection with a change of control of the Company, Chill, Wright, Kenner, and Freed will each be entitled to the following substantial payments and other benefits:


     (1) a lump sum payment equal to two times his annual base salary and annual incentive plan for the year in which the change of control occurs or the prior year, whichever is greater;


     (2) unpaid, accrued amounts under the annual incentive plan and a payment that equals the average of the incentive payment received by him under the annual incentive plan for the immediately preceding three years;


     (3) certain other supplemental insurance coverages, for a maximum of 18 months; and


     (4) immediate vesting of his stock options.


                THE CLASS ACTION LAWSUITS FILED BY DR. WININGER


     Dr. Wininger has filed two class action lawsuits on behalf of the other Limited Partners. The Mills Law Firm is representing Dr. Wininger in both lawsuits. IMPORTANT NOTE: NO COURT OF LAW HAS YET ISSUED A RULING ON THE VALIDITY OF ANY OF THE ALLEGATIONS OF EITHER LAWSUIT.


                          THE DELAWARE LAWSUIT


     The first lawsuit was filed in the Delaware Court of Chancery ("the Delaware Lawsuit"). A copy of the pending complaint in the Delaware Lawsuit is enclosed. The Delaware Lawsuit alleges:


     (1) that Management took control of the General Partner in 1993, promptly replaced the Company's formerly independent board of directors with their own nominees, and have continued to elect their own nominees to the board;


     (2) that, beginning in 1994, Management "embarked on a plan that would eventually permit them to cause a liquidation of the assets of the Partnership in a fashion that would not jeopardize their control over the Company, such as might occur if the Partnership sold its stock in the Company to a single buyer at a price reflecting a control premium. Rather, their plan contemplated a series of transactions designed to culminate in the Company becoming a publicly held company with a widely dispersed base of stockholders. This, combined with generous stock options . . . and golden parachute employment contracts, would leave [Management] well entrenched. To do so, however, required the Partnership to forfeit, at the expense of the limited partners, the value of the control premium inherent in the Partnership's ownership of . . . the stock of the Company.";


     (3) that, as part of this "preconceived, long range entrenchment plan, and in order to enrich themselves at the expense of the limited partners," Management has "granted themselves . . . stock options . . . with unreasonably low strike prices," which "unfairly diluted the value of the Company stock held by the Partnership";


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


     (4) that, "as a second step in furtherance of their plan," in August 1996, Management proposed an IPO of all the Company's stock in the Partnership, the consequences of which would have been that "the Company's stock would be dispersed in the hands of the public, the Partnership would forego any benefit it might otherwise derive from a sale of control, and [Management] would entrench themselves in control of the Company";


     (5) that Management "were and continue to be under a strict fiduciary duty to the Partnership and the limited partners to ensure that the value to be received by the limited partners was the highest and best value reasonably available, and that all feasible alternatives to achieving the highest possible value were diligently and disinterestedly explored," that "[i]n breach of this duty, the General Partner and [Management] unilaterally determined to liquidate the Partnership in a manner that would not threaten the individual [members' of Management] positions with and control over the Company and the substantial monetary and other benefits they derive therefrom," and that Management "failed to assure that transactions other than a public offering, such as a sale of the Company stock as a block or a merger or acquisition, were disinterestedly and adequately explored";


     (6) that "[a]t the time of the proposed IPO, [Management was] aware that, as a result of substantial capital investments and other factors, the Company expected a huge surge in earnings in the very near future, and that a significantly higher price for the Company stock could be realized by delaying a public offering until those earnings were achieved and made public";


     (7) that, after the Limited Partners demanded, pursuant to the Partnership Agreement, a partnership meeting to vote on the proposed IPO, the General Partner and Management, "[i]n breach of their fiduciary obligations and the Partnership Agreement . . . refused to hold the meeting";


     (8) that, in September 1996, Management "caused the Company to award [the members of Management] lucrative golden parachute employment agreements," which provide that Management would be entitled to "millions of dollars in payments, and their stock options would vest should there be a 'change of control,' which would occur upon . . . a transfer of the Partnership's controlling block of Company stock";

     (9) that, "[l]ike the Stock Options, the employment agreements have substantially impaired the marketability of the Partnership's assets and the returns the limited partners may receive upon liquidation," and that Management "entered into the employment agreements for their own personal benefit and to entrench themselves in their positions with the Company, all at the expense of the limited partners";


     (10) that, in September 1996, "in circumvention of the expressed will of the limited partners to conduct a vote on the proposed IPO, [Management] announced that they would promptly cause the Company to . . . issue approximately 3.4 million new shares in the Company, thereby diluting the Partnership's ownership in the Company," and that Management, in November 1996, "caused the Company to issue approximately 2.5 million new shares in a public offering at a price of $13 per share";


     (11) that, although Management "knew or should have known that the Company had materially increased earnings, they did not disclose the improved earnings to the public prior to the public offering or delay the public offering until the earnings increase had been announced," that, as a result, "the public offering price of $13 per share was artificially depressed below the stock's true value," that, "within just a few weeks following the public offering, the Company publicly announced a 34% jump in operating income," that "the trading price of the Company's stock increased almost immediately by nearly 50% to over $19 per share," and that, "[a]s a result of offering the Company's stock at an artificially low price," Management caused "the Partnership's stock ownership of the Company to be unfairly diluted from 100% to approximately 66%";


     (12) that, through the Proposed Plan described in the Registration Statement, Management has "again clearly evidenced their intention to sacrifice the value of the control premium inherent in the controlling block of the Company's stock owned by the Partnership solely to entrench" themselves;


     (13) that the Registration Statement "discloses that [Management] and the General Partner contend that their Plan of Dissolution may be adopted by a vote of only a majority of the Partnership's limited partners, rather than the two-thirds vote that plaintiff believes is required under the Partnership Agreement";

     (14) that the General Partner and Management, "in failing to market the Partnership assets effectively with a view to obtaining the highest possible return to the limited partners upon liquidation . . . have breached and continue to breach their fiduciary duties to the limited partners";


     (15) that, as a result of the actions alleged in the complaint, Management has "substantially reduced the value of the stock held by the Partnership, impaired its marketability, and reduced the amounts the limited partners will receive upon the planned liquidation of the Partnership"; and


     (16) that Management has conflicts of interest "arising from their personal interest in entrenching themselves and otherwise profiting at the expense of the partnership and the limited partners," and that Management "face[s] an irresolvable conflict of interest between their fiduciary obligations to the Company and its public stockholders on the one hand and to the Partnership and the limited partners on the other."


     The Delaware Lawsuit requests the following relief:


     (1) removal of the General Partner as general partner of the Partnership;


     (2) dissolution of the Partnership;


     (3) "[a]ppointing a liquidating trustee . . . and implementing such other or alternative means as may be necessary or appropriate to ensure that all reasonable means to maximize the returns to the limited partners are pursued and evaluated in the limited partners' interests and that the highest possible price is obtained, together with such other relief as may be necessary or appropriate to ensure that the disposition of the Partnership assets and liquidation of the Partnership is carried out without the contaminating influence of the defendants' conflicts of interest so as to maximize the returns to the limited partners";


     (4) requiring Management "to disgorge all profits under the Stock Options and all profits under the change of control provisions of their employment agreements, together with such alternative relief as may be necessary to ensure that the rights of the limited partners are not impaired by such Stock Options and employment agreements and that [Management] are not unjustly enriched thereunder";


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


     (5) "compensatory damages in such amount as the Court may determine together with interest thereon at the legal rate";


     (6) a declaratory judgment "[d]eclaring that in liquidating the assets of the Partnership, the General Partner and [Management] have a duty to seek out and obtain for the Partnership the highest and best value reasonably possible for the controlling interest in the Company owned by the Partnership";


     (7) a declaratory judgment that declares that the Proposed Plan put forward in the Registration Statement requires the approval of Limited Partners holding two-thirds of the Partnership Units;


     (8) awarding of costs of suit, including attorneys' fees and expenses; and


     (9) "granting such other relief as may be necessary to protect the limited partners or that is otherwise just and reasonable."


     NOTE THAT THE COURT HAS NOT YET RULED ON THE VALIDITY OF ANY OF THE ALLEGATIONS IN THE DELAWARE LAWSUIT.


     On April 11, 1997, the defendants filed a motion to dismiss the Delaware Lawsuit. The motion to dismiss alleges that the complaint fails to states a claim, that the complaint fails to join Synthetic Industries, Inc., which is allegedly an indispensable party, and that the plaintiff failed to make a proper demand on the board of directors of Synthetic Industries, Inc. A hearing date has not been set for the defendants' motion to dismiss.


     On June 11, 1997, the plaintiff amended his complaint in the Delaware Lawsuit. A copy of this complaint is enclosed.


                       THE CALIFORNIA LAWSUIT


     The second class action lawsuit filed by Dr. Wininger was filed in the U.S. District Court of the Northern District of California ("the California Lawsuit"). The California Lawsuit alleges:


     (1) that a letter sent to all the Limited Partners on March 21, 1997, which announced the Proposed Plan and was signed by Leonard Chill on behalf of the General Partner,


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

was a "proxy solicitation" subject to the proxy regulations of the SEC;


     (2) that the General Partner and Management violated SEC Rule 14a-3 (17 Code of Federal Regulations Section 240.14a-3) by sending the March 21 letter to the Limited Partners without concurrently or previously sending them a proxy statement that had been filed with the SEC;


     (3) that the General Partner and Management violated SEC Rule 14a-6 (17 Code of Federal Regulations Section 240.14a-6) by not filing the March 21 letter with the SEC;


     (4) that the General Partner and Management violated SEC Rule 14a-9 (17 Code of Federal Regulations Section 240.14a-9) by failing to disclose in the March 21 letter:


          (a) "the identities and interests of the individuals and entities who have authorized the proposed Plan of Dissolution and the sending of the March 21, 1997 letter and how these individuals and entities stand to benefit therefrom";


          (b) "that the Limited Partners and the Partnership own a control premium by virtue of the Partnership's ownership of a controlling interest in the Company, and that the proposed Plan of Dissolution would cause this control premium to be dissipated and irrevocably lost";


          (c) "that a sale or transfer of the Partnership's controlling interest in the Company as a block or other transaction which would allow the realization of the control premium would threaten [Management's] control over the Company";


          (d) "the facts regarding [Management's] lack of efforts to market the Company stock held by the Partnership as a block or [to] explore other alternatives [for] realiz[ing] the control premium and/or maximiz[ing] the price to be received";


          (e) "that the interests of the Limited Partners and/or the Partnership may be in conflict with [Management's] duties to the Company and/or the public shareholders of the Company";


          (f) that Management caused the Company to grant Management stock options;


          (g) the details of those stock options;


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

          (h) the Delaware Lawsuit or the details of the Delaware Lawsuit;


          (i) that Management caused the Company to grant Management "golden parachute" employment agreements;


          (j) the details of the "golden parachute" employment agreements;


          (k) the positions of the members of Management in the Company or the salaries and other compensation the members of Management receive from the Company; and


          (l) that, in connection with the November 1996 public offering of newly issued stock by the Company, the Partnership entered into a lock-up agreement with Bear, Stearns & Co., Inc., the underwriter of the public offering, which prohibits the Partnership from selling any Company stock for a period of 270 days after the offering without the consent of Bear, Stearns & Co., Inc., and which also prohibits the Partnership from selling any Company stock except pursuant to an underwritten public offering until December 1, 1997.


     The California Lawsuit requests the following relief:


     (1) a declaratory judgment stating that the General Partner and Management violated SEC Rules 14a-3, 14a-6, and 14a-9;


     (2) injunctive relief to remedy the alleged violations of SEC regulations;


     (3) "an award of costs of suit therein, including attorneys' fees and expenses, to the extent permitted by law"; and


     (4) "such other relief as may be necessary to protect the Limited Partners or that is otherwise just and reasonable."


     NOTE THAT THE COURT HAS NOT YET RULED ON THE VALIDITY OF ANY OF THE ALLEGATIONS IN THE CALIFORNIA LAWSUIT.


     The plaintiff has filed a motion for a preliminary injunction in the California Lawsuit. This motion is scheduled to be heard on July 25, 1997. The preliminary injunction motion requests the court to issue a preliminary injunction which would bar the General Partner and

Management from conducting further proxy solicitations until they:



     (1) file a proxy statement with the SEC which complies with SEC regulations and send the proxy statement to all the Limited Partners;


     (2) file the March 21 letter with the SEC; and


     (3) send a corrective disclosure to the Limited Partners which makes full disclosure of all facts material to the Proposed Plan or the March 21 letter.


                   VOTING PROCEDURES AND RELATED MATTERS

                PROCEDURE FOR APPROVAL OF THE PROPOSED PLAN

     In the Registration Statement, the General Partner has taken the position that the Proposed Plan will require approval of Limited Partners owning a majority of the Partnership Units. The position of Dr. Wininger is that the Partnership Agreement requires that the Proposed Plan be approved by Limited Partners owning two-thirds of the Units. The Partnership Agreement states that "the General Partner, without the consent, approval or ratification of two-thirds in Interest of the Limited Partners, may not cause the Partnership . . . to sell, exchange, mortgage, pledge, transfer, finance or refinance all or substantially all of the assets of the Partnership . . . ."  In addition, in the
March 21, 1997 letter which announced the Proposed Plan, Leonard Chill stated that two-thirds approval would be required.


              NUMBER OF PARTNERSHIP UNITS AND LIMITED PARTNERS


     There is only one class of Units. There are 800 outstanding Units. There are approximately 1850 Limited Partners in the Partnership.

         DATE OF PARTNERSHIP MEETING / DEADLINE FOR RETURN OF PROXIES

     The Registration Statement filed by the Company with the SEC on June 9, 1997 contains a Joint Proxy Statement / Prospectus. The SEC's review of the Registration Statement may lead to revisions in the Joint Proxy Statement / Prospectus. The SEC's review process, with respect to a registration statement, normally lasts about 30 days or longer.

     Thus, the General Partner has not yet mailed out the Joint Proxy Statement / Prospectus to the Limited Partners. Nor has the General Partner mailed any proxies to the Limited Partners. The General Partner has not yet set a date, time, and place for the meeting of the Partnership at which the Proposed Plan would be voted on. Similarly, the General Partner has not yet set a date by which proxies must be received.

               DETERMINATION OF THE LIMITED PARTNERS ENTITLED TO VOTE

     Under the Delaware Revised Uniform Limited Partnership Act ("DRULPA"), voting procedures for a partnership are left up to each individual partnership agreement. The governing Partnership Agreement is silent on whether determining the Limited Partners who are entitled to vote is to be done by setting a record date or through some other criteria.


     According to the Registration Statement, the General Partner will set a record date for determining the Limited Partners who will be entitled to vote on the Proposed Plan. According to the Registration Statement, only persons who are Limited Partners on the record date will be entitled to vote on the Proposed Plan. The General Partner has not yet set the record date.

                          METHOD FOR COUNTING VOTES

     Under DRULPA, how votes are to be counted or how abstentions and broker non-votes are to be treated is left up to the partnership agreement. The governing Partnership Agreement contains no provisions dealing with the method for counting votes or the treatment of abstentions or broker non-votes.


     The Registration Statement does not explain how the General Partner intends to count votes, except that it states that "[a]ll questions as to the validity of Proxies . . . will be determined by the General Partner, and such determination will be final and binding." The position of Dr. Wininger is that the Partnership Agreement does not give the General Partner limitless authority to make "final and binding" determinations concerning the validity of proxies.


     The Registration Statement states that abstentions will be treated as votes against the Proposed Plan. Dr. Wininger agrees that it is correct to treat abstentions as votes against the Proposed Plan.

     The Registration Statement states that, "[w]here no instructions are given," proxies will be voted for the Plan. The position of Dr. Wininger is that the General Partner has no authority to cast blank proxies in favor of the Proposed Plan.

                           REVOCABILITY OF PROXIES

     Under DRULPA, whether or not proxies are revocable is left up to the partnership agreement. The governing Partnership Agreement is silent on the matter of whether proxies are revocable.


     The Registration Statement states that proxies will be revocable. Dr. Wininger agrees that proxies should be revocable.

                              RIGHTS OF APPRAISAL

     Under DRULPA, whether limited partners in a partnership have rights of appraisal or similar rights of dissenters is left up to the partnership agreement. Under the governing Partnership Agreement, there are no rights of appraisal or similar rights of dissenters, with respect to the Proposed Plan.

                          DETAILS OF THE PROPOSED PLAN

     Under the Proposed Plan, the Partnership's controlling shares in the Company will be not be sold or marketed, as a block, to a third party. Instead, the Partnership's shares will be distributed to the Limited Partners or sold in a public offering (the proceeds of which would be distributed to the Limited Partners).


     In order to receive cash for the sale of shares in the public offering, a Limited Partner must vote all his or her Units in favor of the Proposed Plan. Limited Partners who vote all their Units in favor of the Proposed Plan will be able to "withdraw" some or all of the shares of Company stock underlying their Units. These "withdrawn shares" will then be sold in the public offering, the proceeds of which will be distributed to the Limited Partners who "withdraw" shares.


     There is no assurance that the public offering will take place, however, or that it will be completed if it does take place. If the public offering does not take place, or is not completed, within 180 days of approval of the Proposed Plan, any "withdrawn shares" not sold in the public offering will be distributed to the Limited Partners who "withdraw" shares.



     Limited Partners who do not vote all their Units in favor of the Proposed Plan will receive shares in the Company in one or more distributions which will begin no earlier than 270 days after the completion of the public offering or 270 days after the distribution of "withdrawn shares" upon failure to complete the public offering. Limited Partners who do vote all their Units in favor of the Proposed Plan but do not "withdraw" all their shares will receive the shares they do not "withdraw" in the same distribution or distributions in which the Limited Partners who do not vote all their Units in favor of the Proposed Plan receive their shares.


     If the shares that remain in the Partnership after completion of the public offering or the distribution of "withdrawn shares" represent less than 20 percent of the total shares of Company stock, then these "remaining shares" will be distributed in one distribution that will take place 270 days after the completion of the public offering or the distribution of "withdrawn shares." On the other hand, if the "remaining shares" represent 20 percent or more of the Company's stock, they will be distributed in three equal increments: the first of these three distributions would take place 270 days after the completion of the public offering or the distribution of "withdrawn shares," the second distribution would take place 180 days after the first distribution, and the third distribution would take place 180 days after the second distribution.


     Thus, under the Proposed Plan, some Limited Partners may not receive cash or stock for some of their Units until 810 days (nearly two years and three months) after approval of the Proposed Plan.


     More details of the Proposed Plan are contained in the Registration Statement (Form S-4) filed with the SEC by the Company on June 9, 1997. The Registration Statement can be obtained through the internet by going to http://www.sec.gov/cgi-bin/srch-edgar and typing in "Synthetic" in response to the prompt "Enter search keywords."


     Alternatively, a copy of the Registration Statement can be obtained from Dr. Wininger's attorneys, The Mills Law Firm. Upon receipt of a written or oral request for the Registration Statement, The Mills Law Firm will provide a copy of the Registration Statement, without charge, by first class mail or other equally prompt means within one business day of receipt of such request.


     A written request for the Registration Statement may be directed to:

                               The Mills Law Firm
                         300 Drake's Landing, Suite #155
                               Greenbrae, CA 94904

A telephonic request for the Registration Statement may be directed to The Mills Law Firm at (415) 464-4770.

       POSSIBLE FUTURE SOLICITATIONS IN OPPOSITION TO THE PROPOSED PLAN


     Dr. Wininger opposes the Proposed Plan. If the Proposed Plan is not halted by a court or abandoned, Dr. Wininger intends to send the Limited Partners one or more additional written communications which explain why he opposes the Proposed Plan and which ask the Limited Partners to vote against it.


     Dr. Wininger may or may not make communications other than by use of the mails in opposition to the Proposed Plan. If Dr. Wininger does make communications other than by use of the mails in opposition to the Proposed Plan, or if such communications are made on his behalf, a supplemental disclosure will be made describing the methods of any such communications.


     Dr. Wininger may or may not hire a professional proxy solicitor or other specially paid employee to aid efforts by him to defeat the Proposed Plan. If Dr. Wininger does hire such a professional proxy solicitor or other specially paid employee, or if such a professional solicitor or other employee is hired on his behalf, a supplemental disclosure will be made about the material features of any contract or arrangement for such solicitation and the cost or anticipated cost thereof.

      OWNERSHIP OF PARTNERSHIP UNITS BY CERTAIN INDIVIDUALS OR ENTITIES

     Dr. Wininger is not aware of any beneficial ownership by any person or group of more than five percent of the Units. The General Partner owns one percent of the equity in the Partnership. Dr. Wininger is not aware of any beneficial ownership of any Units by any officer of the Partnership or by any person or entity who has an interest in or control over the General Partner (other than through the interest such persons or entities may have in the General Partner's equity stake of one percent in the Partnership).


                                     *****


     If you would like to discuss any of the matters that are the subject of this Proxy Statement, please contact Dr. Wininger's attorney, Robert W. Mills of The Mills Law Firm, at (415) 464-4770.


                                       /s/ Dwight E. Wininger
                                       ----------------------------------------
                                       (Dr. Dwight E. Wininger)








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